July 7, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Max A. Webb

Attention: Tonya Bryan

Re:	LeapFrog Enterprises, Inc.
Form 10-K
Filed February 22, 2010
File No. 001-31396

Dear Mr. Webb:

On behalf of LeapFrog Enterprises, Inc. (the “Company”), we are providing this letter in response to your letter dated June 16, 2010 (the “Comment Letter”) setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which, for the Staff’s convenience, has been incorporated into this response letter.

Response to Comments

Form 10-K

Item 1A. Risk Factors, page 11

1. We note your disclosure in the first paragraph of this section of “some of the risks and uncertainties” that can affect your financial performance. All material risks should be discussed in this section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Response: The Company confirms that, in future filings, the Company will clarify that Item 1A of Form 10-K includes a description of all known material risks that may affect the Company’s future financial performance.

July 7, 2010

Page Two

Item 11. Executive Compensation, page 82

2. In future filings, please revise this section to incorporate the information under the heading “Summary Compensation Information” in the proxy statement or please advise. Refer to Item 402(c).

Response: The Company respectfully submits that the “Executive Compensation” caption in the Definitive Proxy Statement was designed to subsume the information under the “Summary Compensation Information” caption. However, the Company acknowledges that, due to a clerical error in which the “Summary Compensation Information” caption was centered, it may not have been clear that such section was intended to be part of the “Executive Compensation” section, and confirms that it will modify the alignment of the text in the Summary Compensation Information caption in future filings to avoid any doubt that the information contained under that caption is incorporated into Item 11 of its Form 10-K.

Equity Compensation Plan Information, page 83

3. Note 1 to the table lists a certain number of shares reserved for issuance (1,403,488, 4,125,384, and 566,030); however, these numbers do not add up to the 4,692,414 figure in the main table that they describe. Please advise.

Response: The share numbers in the last column of the table on page 83 were not properly recorded due to clerical error, and should have been 6,094,902 (the sum of all share numbers set forth in Note 1).

Definitive Proxy Statement on Schedule 14A

Compensation Committee, page 31

4. We note your disclosure on pages 32 and 38 that your compensation consultant provided services for the compensation committee, as well as the nominating and corporate governance committee. In your future filings, please disclose the fees paid to the compensation consultant. Additionally, disclose whether the decision to engage the compensation consultant for these other services was made, or recommended, by management, and whether the compensation committee or the board approved such other services. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: The Company respectfully submits that no additional disclosure was required in response to Item 407(e)(3)(iii) of Regulation S-K because no “additional services,” as described in the rule, were provided by the compensation consultant, Compensia Inc, to the nominating and corporate governance committee. Under Item 407(e)(3)(iii)(A) of Regulation S-K, a company is required to disclose information regarding the fees paid to compensation consultants and other related information specified in the Staff’s comment where the compensation consultant that was engaged by the compensation committee (or persons performing the equivalent functions) to provide advice or recommendations on the amount or form of executive and director compensation also provided “additional services” to the company or its affiliates in an amount in excess of $120,000 during the company’s last completed fiscal year. Under the Company’s corporate governance structure, the amount and type of compensation to be paid to the Company’s directors are determined by the nominating and corporate governance committee. In making those determinations, the nominating and corporate governance committee consists of “persons performing the equivalent functions” to those performed by

July 7, 2010

Page Three

the compensation committee. The consulting services provided by Compensia to the nominating and corporate governance committee were limited to providing advice or recommendations on the amount or form of director compensation, which, under the rule, are not “additional services.” Accordingly, the Company believes that the rule does not require the additional disclosure identified in the Staff’s comment.

Use of Competitive Data, page 38

5. We note your disclosure that the “compensation committee directed [your compensation consultant] to conduct an analysis of the compensation of our executives using data compiled from the Peer Group, supplemented by data from the Radford 2008 High Technology Executive Compensation Survey.” Please advise us whether benchmarking to the Radford 2008 High Technology Executive Compensation Survey is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: Item 402(b)(2)(xiv) of Regulation S-K requires disclosure, if material, in the Compensation Discussion and Analysis of whether the Company engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies). As required by the rule, the Company identified the companies in the constructed “compensation peer group,” including both “direct peers” and “industry reference peers,” which the compensation committee used to benchmark executive compensation. The data from the Radford 2008 High Technology Executive Compensation Survey, a broad-based third-party survey that reflects widespread compensation practices among more than 700 high technology companies, was not used for benchmarking purposes. Rather, the Radford Survey was used as a supplementary reference to gauge compensation trends and the market generally and to confirm that conclusions drawn from benchmarking against the Company’s constructed compensation peer group were not market outliers. (We refer the Staff to question 118.05 of the Staff’s Compliance & Disclosure Interpretations under Regulation S-K.) Moreover, the Company does not consider the compensation committee’s use of the Radford Survey to be material to its compensation policies and decisions. Accordingly, the Company does not believe that the additional disclosure requested in the Staff’s comment is required by the rules.

Economic Risk Consideration, page 39

6. We note your disclosure in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach the conclusion that disclosure is not necessary.

Response: The Company respectfully submits that members of senior management of the Company, including the CEO, CFO and General Counsel, along with members of the Company’s human resources department and legal department (the “Reviewers”), with oversight by the compensation committee of the Board of Directors, conducted an assessment of the Company’s compensation programs and policies to determine whether the incentives provided by these programs and policies were appropriate or had the potential to encourage excessive risk-taking by employees. The results of this assessment were discussed at and in conjunction with board and compensation committee meetings held in February 2009 and February and March 2010, as well as during the course of 2009 in connection with the review of the Company’s 2009 bonus programs and equity grants.

July 7, 2010

Page Four

The assessment focused on the key terms of the Company’s equity compensation and variable cash compensation programs, such as bonus plans. In particular, the Reviewers assessed the ability of participants to affect the level of the variable component of their compensation and the controls over participant action and variable compensation. The Reviewers analyzed whether these compensation programs incentivized risk-taking behavior and whether existing risk mitigation features were sufficient in light of the overall structure and composition of the programs. During this process, the Reviewers considered if any of the Company’s programs, practices or procedures should be altered to ensure that an appropriate balance between prudent business risk and resulting reward is maintained. As set forth on page 39 of the Company’s Definitive Proxy Statement:

“In response to the ongoing global economic recession, in February 2009 and again in February 2010 the compensation committee considered the incentives under our executive compensation program and whether they introduced or encouraged excessive risk taking or other behaviors by our executives that could have a negative impact on our business. The compensation committee determined that our executive compensation program provides an appropriate balance of incentives and that it does not encourage our executives to take excessive risks or otherwise create risks that are reasonably likely to have a material adverse effect on us.”

Illustrative examples of features of the Company’s compensation plans and programs identified by the Reviewers during the assessment process as discouraging or potentially mitigating excessive risk-taking are set forth below:

•

Annual salary, which is fixed compensation, constitutes the primary component of compensation for all employees, including for sales personnel and executives. The Reviewers believe that having compensation consist primarily of fixed, rather than variable compensation, for all employees, including for sales personnel and executives, limits the ability of employees to affect individual payouts, with the result that employees would not be encouraged to take unnecessary or excessive risks to achieve bonus goals.

•

The Company has designed its cash bonus plans to reward primarily corporate performance, rather than purely individual performance. For 2009, 60%-80% of each employee’s target bonus opportunity was funded based on a company performance component of the bonus pool and 20% was funded based on an individual performance component, thus providing incentives to such employees to aid in the achievement of the operating plan approved by the Company’s Board of Directors for that year. As disclosed beginning on page 40 of the Definitive Proxy Statement, bonus plan funding metrics have included cash management and operating income, emphasizing management of expenses as well as top-line revenue growth. The Reviewers, together with the compensation committee, concluded that these metrics provided the right mix of incentives and discouraged employees from taking unnecessary or excessive risks to achieve revenue growth. For 2010, in light of early signs of economic recovery, a net sales metric was added to the corporate bonus plan, but that metric continues to be balanced by the operating income metric, again emphasizing cost-containment and sustainable revenue growth, while discouraging undue risk-taking to achieve that growth.

•

In general, no employees, including sales personnel, are paid on a commission basis; sales personnel earn annual salaries and are eligible for bonuses based on individual sales performance and company performance. (There are currently two non-sales employees who assist schools using the Company’s products who are eligible to receive as a commission 1% to 2% of any sales

July 7, 2010

Page Five

they generate.) Funding and payouts under the sales bonus plan are based on achievement of sales targets as well as corporate metrics related to operating profit and cash flow. For most employees, target bonus is set at 30% of base salary or lower and 50% or lower for sales employees. Because the impact of an individual’s sales on his or her compensation under this structure is more attenuated than in a direct commission structure and because the proportion of variable compensation is not large relative to the fixed component, the Reviewers concluded that risks, if any, arising from sales compensation programs were not reasonably likely to have a material adverse effect on the Company. For the 2010 sales bonus plan, the Company added a minimum gross margin requirement for any funding of the plan, which was designed to reduce incentives to generate the sales by offering discounts or other promotions that could harm overall operating profit and gross margin.

•

The Company has implemented internal controls over financial reporting and the measurement and calculation of compensation goals, such as Company performance measures, and other financial, operational, and compliance policies and practices that are designed to prevent compensation programs from being susceptible to manipulation by any employee. For example, the Company has strict internal controls over the measurement and calculation of net sales, operating income and cash balances. Similarly, a separate sales support team monitors and controls the sales ordering process for all the Company’s accounts. In addition, Company policy requires that employees take training on the Company’s Code of Business Conduct and Ethics, which covers among other things, accuracy of books and records.

•

The Company’s compensation programs encourage employees to remain focused on both short-term and long-term goals. For example, while the variable cash compensation plans measure performance on an annual or quarterly basis, equity awards typically vest over a number of years, which the Reviewers believe encourages employees to focus on long-term performance.

The Reviewers, including the compensation committee, determined that, for all employees, the Company’s compensation programs do not encourage excessive risk-taking and instead encourage behaviors that support sustainable value generation. As stated on page 32 of the Definitive Proxy Statement, “Based on these assessments in February 2009 and 2010, we and the compensation committee concluded that our compensation policies and practices for our employees did not create risks that were reasonably likely to have a material adverse effect on us.”

*        *        *         *

July 7, 2010

Page Six

General

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Lattuga, VP, Legal Affairs, at (510) 596-3328 or Nicholas Khadder, Corporate Counsel, at (510) 596-5421 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ William B. Chiasson
William B. Chiasson
Chief Executive Officer and President

cc:	Mark A. Etnyre, LeapFrog Enterprises, Inc.
Robert L. Lattuga, LeapFrog Enterprises, Inc.
Nicholas S. Khadder, LeapFrog Enterprises, Inc.
Kenneth L. Guernsey, Cooley LLP
Cydney S. Posner, Cooley LLP
Elizabeth Zeratsky, Cooley LLP
Nick Prior, Ernst & Young LLP